UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, Jr., David A.
   Chrysalis Ventures, Inc.
   101 S. Fifth Street
   1650 National City Tower
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 2, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Vice Chairman of the Board of Directors
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common(1)                  |1/2/03|A(7)| |2,453             |A  |$0         |226,576            |D     |                           |
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Common(1)                  |      |    | |                  |   |           |72                 |I     |Spouse                     |
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Common(1)                  |      |    | |                  |   |           |1,300              |I     |By Son (3)                 |
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Common(1)                  |      |    | |                  |   |           |1,300              |I     |By Daughter(4)             |
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Common(1)                  |      |    | |                  |   |           |300                |I     |IRA(5)                     |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (2)            |10.6875 |     |    | |           |   |5/13/|5/13/|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |94   |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |10.6875 |     |    | |           |   |5/13/|5/13/|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |95   |03   |            |       |       |            |   |            |
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Option (2)            |10.6875 |     |    | |           |   |5/13/|5/13/|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |96   |03   |            |       |       |            |   |            |
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Option (2)            |22.4375 |     |    | |           |   |1/3/9|1/3/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |6    |5    |            |       |       |            |   |            |
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Option (2)            |26.9375 |     |    | |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |7    |6    |            |       |       |            |   |            |
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Option (6)            |19.3125 |     |    | |           |   |11/14|11/14|Common (1)  |28,334 |       |28,334      |D  |            |
                      |        |     |    | |           |   |/97  |/06  |            |       |       |            |   |            |
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Option (6)            |19.3125 |     |    | |           |   |11/14|11/14|Common (1)  |28,333 |       |28,333      |D  |            |
                      |        |     |    | |           |   |/98  |/06  |            |       |       |            |   |            |
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Option (6)            |19.3125 |     |    | |           |   |11/14|11/14|Common (1)  |28,333 |       |28,333      |D  |            |
                      |        |     |    | |           |   |/99  |/06  |            |       |       |            |   |            |
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Option (2)            |18.9375 |     |    | |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |8    |7    |            |       |       |            |   |            |
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Option (6)            |21.9375 |     |    | |           |   |3/25/|3/25/|Common (1)  |13,334 |       |13,334      |D  |            |
                      |        |     |    | |           |   |98   |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (6)            |21.9375 |     |    | |           |   |3/25/|3/25/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |99   |07   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (6)            |21.9375 |     |    | |           |   |3/25/|3/25/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |00   |07   |            |       |       |            |   |            |
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Option (2)            |21.25   |     |    | |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |9    |8    |            |       |       |            |   |            |
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Option(6)             |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |13,334 |       |13,334      |D  |            |
                      |        |     |    | |           |   |99   |08   |            |       |       |            |   |            |
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Option(6)             |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |00   |08   |            |       |       |            |   |            |
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Option(6)             |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |01   |08   |            |       |       |            |   |            |
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Option(2)             |18.7813 |     |    | |           |   |1/4/0|1/4/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
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Option(2)             |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |13,334 |       |13,334      |D  |            |
                      |        |     |    | |           |   |00   |09   |            |       |       |            |   |            |
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Option(2)             |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |01   |09   |            |       |       |            |   |            |
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Option(2)             |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |02   |09   |            |       |       |            |   |            |
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Option(2)             |7.875   |     |    | |           |   |1/3/0|1/3/1|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |1    |0    |            |       |       |            |   |            |
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Option(6)             |14.7813 |     |    | |           |   |1/2/0|1/2/1|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |2    |1    |            |       |       |            |   |            |
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Option(6)             |11.55   |     |    | |           |   |1/2/0|1/2/1|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |3    |2    |            |       |       |            |   |            |
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Option(6)             |10.19   |1/2/0|A   | |5,000      |A  |1/2/0|1/2/1|Common (1)  |5,000  |10.19  |5,000       |D  |            |
                      |        |3    |    | |           |   |4    |3    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company's Rights
Agreement, as amended and restated on February 14, 1996, and amended as of May 27, 1998 and March 1,
1999, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Right to buy pursuant to the Company's 1989 Stock Option Plan for Non-Employee Directors.
(3) Shares held by spouse as custodian for son.
(4) Shares held by spouse as custodian for daughter.
(5) Shares held by Individual Retirement Account
(IRA).
(6) Right to buy pursuant to  the Company's 1996 Stock Incentive
Plan.
(7) Award of stock in lieu of director fees exempt under 16(b)-3(d)(1).